G. Alex Weniger-Araujo Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 Fax 212.407.4990 aweniger@loeb.com

September 21, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C.  20549

Re:	Abri SPAC I, Inc. Amendment No 7 to Registration Statement on Form S-4 Filed September 14, 2023 File No 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

Dear Mr. Shapiro, Ms. Cvrkel, Ms. Beech and Mr. King,

On behalf of our client, Abri SPAC I, Inc. (the “Company”), we submit to the staff of the Division of Corporation Finance of the Securities and Exchange Commission this letter setting forth the Company’s response to the oral comment received (the “Oral Comment”) regarding the above-referenced Amendment No. 7 to Registration Statement on Form S-4 filed on September 14, 2023. The Company has filed via EDGAR Amendment No. 8 to the S-4, which includes revised disclosure on page 106, in response to the Oral Comment.

Please do not hesitate to contact me at (212) 407-4063 with any questions or comments regarding this letter.

Sincerely,

/s/ G. Alex Weniger-Araujo
G. Alex Weniger-Araujo
Partner

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